Exhibit 1.01

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Launches CDC Games International to
Publish Online Games on a Global Scale

CDC Games Subsidiary Plans to Publish Games Directly and Through Publisher Partners in Six
Territories Including Japan, North America and Southeast Asia

BEIJING –Aug. 22, 2007 – CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and a pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today it has created a new subsidiary called CDC Games International (CGI) to launch new games internationally and to position CDC Games as a global publisher of online games.

CGI will be headed by Antony Yip, vice chairman and chief strategy officer of CDC Games. The new subsidiary will leverage the domain expertise of CDC Games to seek out licensing opportunities that will enable the company to enter targeted global markets including Japan, North America and southeast Asia. CGI intends to launch new online MMO games in Japan and North America in late Q4 this year through its own operations as well as through publisher partners. The company has completed initial plans for publishing games directly in North America and Japan, including plans to leverage the global network and support infrastructure already established by its sister company, CDC Software. The core sales and marketing teams have also been recruited to target commercial launches in late Q4 this year.

CGI has also established sub-licensing agreements for publishing five new games with leading online games providers throughout southeast Asia and Taiwan. These agreements include the following:

o	16Pounds, a casual online bowling game, has been sub-licensed to Silver
Coins Co. Ltd, one of the fastest growing online games publishers in
Thailand. Silver Coins’ first online game peaked to the second highest number of concurrent players at the time. Silver Coins also has a well established distribution channel and strong partnerships with local media.

•	Master of Fantasy, a massively multiplayer online role-playing game (MMORPG) and Grasen, a fantasy MMORPG with the unique ability to control five characters at the same time, has been sub-licensed to Playon Interactive, an online games publisher in Indonesia.

•	Darkness and Light, a real time strategy (RTS) online game, has been sublicensed to LYTO Online Entertainment Co., the market leader for publishing online games in Indonesia. They currently hold more than 50 percent of the MMO market in Indonesia. o 16Pounds and another popular game has been sub-licensed to Instant Reaction Ent. Co, Ltd, a leading media, entertainment and online games company in Taiwan.

“Insrea is proud to partner with CDC Games as it launches its games into Taiwan¡± said James Lee, president of Insrea, a leader in the Taiwan online game industry.

According to, Andi Suryanto, CEO of LYTO, “We look forward to publishing Darkness and Light since we expect it to be very popular with Indonesian MMO users who want to pursue a more role-playing-oriented plus RTS online experience.”

“CDC Games provides us with access to a wide variety of games in its portfolio. We expect the fantasy games Master of Fantasy and Grasen to appeal to wide demographic cross section of gamers in Indonesia,” said Karno Halim, CEO, Playon.

“Thailand’s online game market is steadily growing with an increasing number of new publishers and game titles entering the sector, so games like 16Pounds will enable Silver Coins to expand its market share to more casual audiences,” said Siriwat Kajornprasat, CEO, Silver Coins.

In addition to the plans for publishing games directly in Japan and North America, and the sub-licensing agreements for publishing games in southeast Asia, CGI has also entered into a memorandum of understanding with K2 Network Inc., a leading publisher of online, free-to-play games in the western hemisphere. Together, CGI and K2 will evaluate opportunities for publishing selected game titles in North America. “CDC Games has an established track record of success and a strong games portfolio, as well as an impressive pipeline of new games,” said Jeff Lujan, senior vice president, Global Publishing for K2 Network. “Our focus, known as ‘Gamers First’, is on free-to-play games. We are proud to be working with CDC Games, a company with a similar focus and a pioneer of free-to-play games in China.”

“The launch of CGI with five new games for southeast Asia and Taiwan, and preparations underway for North America as well as opportunities in Japan, positions CDC Games as one of the premiere global online games companies with broad international diversification,” said Antony Yip, vice chairman and chief strategy officer of CGI. “We have one of the most exciting games portfolios and pipelines in the industry and we expect these games to be well received in our targeted geographies.”

The formation of CGI is the latest in a series of recent moves by CDC Games to position the company as a leading global publisher of online games. Earlier this year, CDC Games launched the CDC Games Studio program that enables the company to establish strategic relationships with selected games development partners and accelerate the development of new, original online games for China and other targeted global geographies. Earlier this month, CDC Games entered into a letter of intent to invest in XNet, a well known developer of leading-edge online 3D games in China, and the developer of the Virtual Olympic Museum, a key digital project for the 2008 Beijing Olympic Games.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 90 million registered users. The company’s hit title Yulgang, was among the first “free-to-play, pay-for-virtual-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100.0 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. CDC Games Studio recent investments include Gorilla Banana and Mgame, the developer of Yulgang, in Korea, and Auran, the developer of “Fury”, which received the “Most Surprising” award at the 2006 E3, in Australia.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the future growth by CDC Games International, the ability to successfully publish additional games with online games providers (including K2), the ability to consummate an investment with XNet and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the future growth of the online gaming industry, the introduction of competitive products and technology, the attractiveness of the products in the CDC Games portfolio, and for matters at the letter of intent and memorandum of understanding stage the successful completion of due diligence and entry into definitive documentation. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise

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